Exhibit 4.37

WPP GROUP PLC

PERFORMANCE SHARE PLAN

(as amended by Resolutions of the

Compensation Committee passed on

21 July 1995, 17 January 1996, [• ]

December 1999, 25 February 2003 6 August 2003

and 18 August 2005)

WPP GROUP PLC

Performance Share Plan

(As amended by Resolutions of the Compensation Committee

passed on 21 July 1995, 17 January 1996, [•     ] December 1999, 25 February 2003,

6 August 2003 and [        ] 2005)

1	PURPOSE

The Performance Share Plan (the “Plan”) of WPP Group plc is part of a continuing program of key executive incentive compensation authorised by the Directors of the Company on 21 June 1993. The Plan is intended to benefit the Company by motivating senior executives who are materially important to the development of the Company’s businesses by creating an incentive for them to remain in the employment of the Company and/or as Directors and to work to the best of their abilities for the achievement of the Company’s strategic growth objectives. This purpose is intended to be accomplished under the Plan by notionally allocating Performance Shares representing shares or bonus units under the Plan to such key personnel (in addition to their annual cash compensation and share options) which, if performance objectives and service requirements with the Company are achieved, will permit them to share in the Company’s success.

2	PARTICIPANTS

Participants in the Plan shall be executive directors or full-time employees of the Company or its subsidiary companies (or any company which is contracted to provide the services of an executive director to any such company) who are determined by the Compensation Committee (the “Committee”) of the Board of Directors (the “Board”) of the Company, in its discretion, to be senior management personnel important to the growth of the Company, and to whom the Committee shall make any award in writing under the Plan provided that, in relation to decisions of the Committee or the exercise of any discretion by the Committee in either case after the Scheme, the Committee shall be the Compensation Committee of the Board of Directors of New WPP.

3	PERFORMANCE PERIOD

Except as provided in Section 5, the Performance Period over which the achievement of any performance objectives shall be determined, shall not be less than three years.

4	PERFORMANCE SHARE AWARDS

Performance Share Awards shall be made pursuant to the following guidelines:

(a)	Initial Grants. After the approval of this Plan by the Board, the Committee shall establish a specified performance period over which a specified performance objective is targeted for achievement. Initial awards shall be made to such number of Participants as then determined by the Committee. In making its determination of who shall be Participants the Committee shall take into account such factors as the Participants level of responsibility, potential to the impact the achievement of the performance objective(s), job performance, level and types of compensation and such other factors as the Committee deems relevant;

(b)	Notwithstanding the provisions of paragraph (a) the Committee in its discretion may establish at the time it establishes the targeted performance objective, a minimum performance target and may provide for payment on a reduced scale if the targeted performance objective is not achieved but the minimum performance target is met or exceeded. Similarly, the Committee in its discretion may allow a greater payment if any targeted performance objective is exceeded;

(c)	Subsequent Awards. During the term of the Plan additional Performance Shares may be awarded in the discretion of the Committee, either (i) to new participants in the Plan or (ii) to any one or more of the initial Participants in the Plan in respect of Subsequent Performance Periods;

(d)	Notice of Awards. Upon the making of any award by the Committee the Participant shall be advised of the number of Performance Shares awarded to him (or her) and of the terms of the award;

(e)	Form of Awards. The Committee may, at its absolute discretion, determine that an Award be made in the following forms:

(i)	as two separate awards, including either or both of:

(A)	a bonus award payable at the end of the Performance Period, for an amount equal to the fair market value of the Performance Shares subject to the award at the time the award is made (as determined by the Compensation Committee); and

(B)	an award of an option to acquire Shares in the Company equivalent to the Performance Shares subject to the award, normally exercisable, subject to the other provisions of the Rules, no sooner than one month after the end of the Performance Period, for a consideration equal to the fair market value of the Performance Shares subject to the award at the time the award is made (as determined by the Compensation Committee);

(ii)	an option to acquire the Performance Shares exercisable for a nil or a nominal consideration;

(iii)	an award of Performance Shares, subject to restrictions, or a promise to receive Performance Shares; and

(iv)	such other form which the Compensation Committee considers has a substantially similar purpose or effect.

In the case of an award consisting of or including an option element granted in accordance with the requirements of fixed plan accounting under US generally accepted accounting principles, the option so granted so far as it relates to the acquisition of Shares (but not any cash amount) shall be exercisable, with no restriction other than that the Participant is in employment with New WPP or its subsidiary companies, for a short period determined by the Committee immediately prior to the expiry of the option by effluxion of time, notwithstanding that the performance objective has not been met.

5	PERFORMANCE SHARES

For the purposes of this Plan, the term Performance Shares shall be a reference to units of bonus or Shares and the award thereof shall represent the contingent right to received a sum of money per unit held or a transfer of Shares, subject to the form of the award under section 4(e) if specified performance objectives are achieved. The amount of money contingently payable per Performance Share or the number of Shares to be transferred shall be determined in accordance with Section 7 or otherwise as the Company may choose. The performance objectives will be established for each Performance Period by the Committee. Performance Objectives need not be the same in respect of all Participants and may be established separately for the Company as a whole [or for its various groups, divisions and subsidiaries], all as the Committee may determine, in its discretion. The performance objectives may be defined in terms of the comparative total shareholder return performance within a comparator group selected by the Committee.

Awards of Performance Shares may be conditional on the Participants’ continued employment in the Group, or continuing to be a Director of New WPP or a Subsidiary (or contracted to provide the services of any executive director to the Group) over the Performance Period or in any other manner the Committee may determine. In the event of a public tender for all or any part of the ordinary shares of New WPP or in the event of any proposal to merge or consolidate New WPP with another company or to liquidate or sell substantially all of the assets for New WPP, the Committee may, in its discretion, change or eliminate any Performance Period relating to any performance objective.

6	PERFORMANCE MEASUREMENT

The determination of Performance Share Payments shall be made for the Committee on the basis of performance over the applicable Performance Period.

7	PERFORMANCE SHARE PAYMENT

(a)	The payment amount which a holder of Performance Shares shall be entitled to receive if the applicable targeted performance objective is met shall be an amount equal to the market value of one ordinary share of New WPP’s stock on [6th March in the year following the end of the Performance Period or such other date at which the Committee determines whether (or to what extent) the specified performance objectives have been achieved][1] multiplied by the number of Performance Shares held;

(b)	For the purposes hereof market value as of any date shall be the value as of said date as reasonably determined by the Committee;

[1]	Amended by Resolution of the Compensation Committee dated 6 August 2003

(c)	Following the determination by the Committee of the level of payment to which a holder of Performance Shares has become entitled, the Committee may in its absolute discretion decide to procure the transfer to the individual of a number of ordinary shares of the Company’s stock in lieu of such payment save that where the individuals are directors of WPP Group plc, the Committee may only exercise this discretion on or after 1 January 1996. Subject to section 7(d) below, the number of shares transferred would be the largest whole number being not greater than the number calculated by the equation:

A ÷ B

Where A =	the payment amount calculated under Section 7 (a)

B =	the market value of one ordinary share of New WPP’s stock on [6th March in the year following the end of the Performance Period or such other date at which the Committee determines whether (or to what extent) the specified performance objectives have been achieved][2]

(d)	As an alternative to the calculation set out in section 7 (c) above the Committee may decide that the number of shares transferred shall be determined by the actual acquisition of shares using an amount of cash equivalent in the value to the relevant level of Performance Share value (as calculated under section 7 (a)), such acquisition being made at the best price reasonably available at the acquisition date.

8	PERFORMANCE THRESHOLD

Notwithstanding Sections 3, 4 and 5 above, the Committee may set a performance threshold for any Performance Period. If the performance threshold is not satisfied for any Performance Period no payments or transfer of shares will be made to any participant on account of that Performance Period.

9	OPTIONAL DEFERRED PAYMENTS

Subject to the provisions of the following paragraphs of this Section, distribution of amounts or transfer of shares to which a Participant is entitled in respect of the Performance Shares shall be made as soon as practicable after the holder of such Performance Shares becomes entitled thereto.

[Prior to the end of the Performance Period the Participant may make an election to have distribution of any amount he may be entitled to receive in respect to such Performance Shares (whether in cash, in ordinary shares if the Committee decides, or a combination thereof as determined by the Committee) deferred until such year as he may elect (“the Deferred Distribution Year”), after the year in which the amount would otherwise be paid or shares transferred to him, up to and including the year of his retirement, and at the same time (prior to the time the award is made to him and prior to the date he becomes entitled to such award) may elect to have such amount paid to him in such deferred annual instalments

[2]	Amended by Resolution of the Compensation Committee dated 6 August 2003 over such years as he shall then specify. Prior to the last date of any Deferred Distribution Year a Participant may make a further election or elections to have distribution of any amount he may be entitled to receive deferred until such later year as he may elect, after the year in which the amount would otherwise be paid or shares transferred to him, up to and including his year of retirement in which case such later year specified in such further election shall constitute the Deferred Distribution Year. For the avoidance of doubt, any Participants who have, before the date on which this Paragraph was amended by resolution of the Committee, elected to make further elections to defer payment in the manner envisaged by this Paragraph are to be deemed as having made valid elections in accordance with the rules and provisions of this Plan. If a Participant elects any such deferral the following rules shall apply to the deferred payment:3]

(a)	Such election shall be irrevocable;

(b)	The right to such deferred payment shall be nonassignable, and any attempted transfer or assignment, or any pledge or other hypothecation of such right, shall be void and of no effect;

(c)	Except in the case of a Participant who also participates in the Company’s Leadership Equity Acquisition Plan (“LEAP”), in the event of death during the deferral period of a Participant who has elected a deferred payment the unpaid balance of the deferred amount owing to him at the time of his death shall be distributed to his estate within six months of the date of his death, irrespective of whether or not the deferral period elected has expired. In the case of a Participant who also participates in LEAP and whose unpaid balance is represented by Shares and being used towards the Participant’s Investment Shares in LEAP, the unpaid balance shall be retained until the end of the relevant investment period in LEAP;

(d)	Until payment is made to a Participant of the full deferred payment (or transfer of shares) to which he is entitled New WPP will accrue for the account of the Participant during the period of deferral an amount equal to the dividends paid on New WPP’s ordinary shares during such period adjusted by the change in the capital value of the shares multiplied by the number of Performance Shares still unpaid and held for his account in accordance with his deferred payment election. At the time the Participant is entitled to receive any amount due him under the Plan, in accordance with his election, there shall also be paid to such participant the accrued dividend equivalent amount, plus or minus the adjusted capital value of the shares, either in a lump sum or in deferred annual instalments as specified by him at the time of this original election.

[In the event of an election to defer distribution of any amount to which a Participant is entitled to receive, the date for payment of the amount deferred will be the anniversary of the end of the Performance Period in the year which the Participants elects to be the year in which he wishes to receive distribution of the amount to which he is entitled.4]

[3]	Adopted by Resolution of the Compensation Committee dated 25 February 2003
[4]	Adopted by Resolution of the Compensation Committee dated 25 February 2003

Notwithstanding any election of any Participant to receive payment under the Plan on a deferred basis as provided above, the Committee in its sole discretion may, at any time, in respect of all or any one or more Participants who have made such election, terminate such election and make immediate distribution of the amount to which the Participant is then entitled; and the Committee, in its discretion, may amend the forgoing provisions hereof relating to the election of deferred payments and the rules applicable thereto if, in its judgement, the tax benefits intended by such provisions and rules will not be adversely affected. An election may not be terminated or amended by the Committee in the case of a Participant who also participates in LEAP in respect of any deferral if the shares underlying the deferral are committed to LEAP (unless the Participant gives his consent to the termination or amendment).

10	CONDITIONS TO PAYMENTS

Except as otherwise herein provided or determined by the Committee, a Participant, in order to be entitled to receive any payment or the transfer of Company shares in respect of Performance Shares awarded to him must be a Director of New WPP or in the employ of New WPP or a subsidiary of New WPP (or any company which is contracted to provide the services of an executive director to any such company) on the expiration of the relevant performance period [or, if the Committee determine, on the date referred to in Rule 7(a) being the date for valuation of New WPP’s shares]5 and must have been such continuously from the time of the award of the Performance Shares except for leaves of absence which may be approved by the Committee. No vested interest in any payment under the Plan shall accrue during the term of the Performance Period and no payment nor transfer of the Company shares in respect of Performance Shares shall be required to be made to any Participant whose employment with New WPP or a subsidiary is terminated (or the relevant services contract is terminated), with or without cause, prior to the time he is entitled to receive a distribution hereunder; provided, however, (a) that if a participant in the Plan retires upon the attainment of age 55 prior to the time he is entitled to receive distribution of any Performance Shares awarded to him, the amount of payment to him shall be pro-rated in such manner as the Committee shall reasonably determined, and (b) that the Committee, in its absolute discretion, may make such pro-rate or other payment (or no payment), as it may determine, to a Participant whose employment terminates (on account of death, disability or otherwise) prior to the time he is entitled to receive distribution on his Performance Shares and prior to his retirement at age 55. If termination is on account of death the Committee may make payment of any distribution it authorises to the Participant’s surviving spouse, heirs or estate, as the Committee may determine. If a participant elects under section 9 to defer distribution of the amount to which he may be entitled until a later year and the deferring participant’s employment with New WPP or another WPP group company terminates for any reason other than Voluntary Resignation or Termination for Cause prior to the end of the deferral period but after the end of the performance period, then at the end of the deferral period the participant will be entitled to receive the full distribution of the amount (or transfer of shares) to which he would have otherwise been entitled had his employment not terminated. If a participant so elects and his employment with New WPP or another WPP group company terminates by reason of Voluntary Resignation or Termination for Cause prior to the end of the deferral period but after the end of the performance period, then distribution to which the participant would otherwise have been entitled had his

[5]	Amended by Resolution of the Compensation Committee dated 6 August 2003 employment not terminated shall be forfeited. In this section “Voluntary Resignation” and “Termination for Cause” have the same meanings as in LEAP. The foregoing provisions of this section shall apply on a like basis to a Participant which is a company supplying the services of an executive director to the Group as the Committee reasonably determines, except that any transfer of shares shall be subject to compliance with applicable law.

11	COMMITTEE MEMBERSHIP; AUTHORITY

The Plan shall be administered by the members of the Compensation Committee of the Board so long as it shall consist solely of members of the Board who are not Participants in the Plan and who shall not be, and have not been at any time during the prior year, eligible to become Participants therein, and who have not been at any time during the prior year eligible for selection as a person to whom shares may be allocated or to whom share options may be granted pursuant to any other plan of the Company or any of its affiliates entitling the participants therein to acquire shares or share options of the Company or any of its affiliates. In the event said Committee, by reason of changes in its membership, shall no longer be so qualified, the Board shall appoint a new Committee to administer the Plan, which shall consist solely of not less than three (3) members of the Board who are so qualified. The said Committee shall have plenary authority to interpret the Plan, to establish any rules or regulations relating to the Plan which it determines to be appropriate, and to make any other determination which it believes necessary or advisable for the proper administration of the Plan [(including, for the avoidance of doubt, the date on which restrictions which attach to Performance Shares are lifted)]6. Its decisions in matters relating to the Plan shall be final and conclusive on the Company and all Participants.

12	DETERMINATION OF ACHIEVEMENT OF OBJECTIVES

Not in limitation of its authority as provided for in the preceding section, the Committee in regard to any performance award authorised by it, may thereafter change or modify the terms of the award and the Committee may determine reasonably whether any performance objective of any award has been met.

13	PAYMENTS IN ORDINARY SHARES; SOURCE OF SHARES

(a)	Subject to 13(b) it is anticipated that if the Company chooses to exercise its discretion contained within Section 7(c) or 7(d) any Company shares delivered pursuant to the terms of the Plan will be ordinary shares or American Depository Receipts representing an interest in the Company’s ordinary shares acquired by the WPP Group plc UK ESOP or the WPP Group plc ROW ESOP or the WPP Group plc Grantor Trust (as appropriate) prior to or during the term of the Plan. Shares delivered to Participants hereunder in satisfaction of Performance Share rights after release of any conditions applicable thereto may nonetheless thereafter be restricted stock under the Securities Act of 1933, as presently amended, and the certificates for such Shares may have a legend imprinted thereon restricting the resale of said shares except in a registered offering or pursuant to an available exemption from registration.

[6]	Amended by Resolution of the Compensation Committee on 6 August 2003

(b)	If the Company chooses to exercise the discretion contained within Section 7(c) or 7(d) in respect of Awards issued before the Effective Date, the shares delivered may be Company shares issued by Old WPP for that purpose.

14	AMENDMENT OF PLAN

The Committee shall have the authority to make amendments and revisions to this Plan provided that no alteration or addition may be made to this Plan without the approval of the Shareholders of New WPP in a general meeting other than a minor amendment to benefit the administrator of the Plan, to take account of a change in legislation or to obtain or maintain favourable tax exchange control or regulatory treatment for Participants, potential participants or New WPP.

15	ADDITIONAL PROVISIONS

The following additional terms and provision apply to the Plan:

(a)	The award of Performance Shares to a Participant in the Plan shall create no rights in such participant as a shareholder of the Company;

(b)	No adjustment shall be made in the number of Performance Shares awarded on account of cash dividends which may be paid, or other rights which may be issued to, the Company’s ordinary shareholders during the term of the Plan except as stated in subparagraph (c) below;

(c)	In the event of stock dividends, stock splits or reverse stock splits, affecting the number of Company shares during the term of the Plan, appropriate revision shall be made by the Committee (i) in the targeted performance objectives, and (ii) in the number of Performance Shares awarded to reflect the effect of such stock dividend, stock split or reverse stock split on the interests of the Participants in the Plan;

(d)	No Participant in the Plan shall have any right because he is a Participant in the Plan to continue in the employ of New WPP or of any of its subsidiaries for any period of time, or any right to a continuation of his present or any other rate of compensation, and such rights and powers as New WPP or any of such subsidiaries now has or which it may have in the future to dismiss or discharge any Participant from his employment or to change the assignments of any Participant are expressly reserved to New WPP nor shall he have any right to claim compensation for the cancellation of his Performance Shares as a result of termination of his employment for any reason;

(e)	The Company at the time any payment is made under the Plan is authorised to withhold from such payment any amount necessary to satisfy income tax withholding requirements in respect of such payment. Alternatively, and if the Company chooses to exercise its discretion contained within Section 7(c) or 7(d) if the Participant shall pay to the Company such cash amount or additional cash amount as may be necessary to satisfy withholding requirements he shall be entitled to receive delivery of all shares due to him hereunder if the Company elects to satisfy his entitlement in Company shares.

16	NON-ASSIGNABILITY

Rights under the Plan and in respect of Shares granted under the Plan are not transferable and may not be assigned or pledged by any Participant at any time, and no recognition shall be required to be given by the Company to any attempted assignment of Performance Shares. This non-assignability shall not apply to any shares of the Company delivered to Participants hereunder after such Performance Shares shall be fully vested in the holder thereof.

17	PLAN A PART OF CONTINUING COMPENSATION PROGRAM

This Plan is part of a continuing program of incentive compensation for senior management of the Company and is expected to be supplemented or continued in effect after the term hereof by an additional plan or plans as approved by the Board of Directors.

18	INTERPRETATION

The following words and expressions shall have the following meanings in the rules of this Plan:

“Company” means:

(a)	in relation to awards granted under this Plan before the Effective Date, Old WPP; and

(b)	in relation to awards granted under this Plan on or after the Effective Date, New WPP

“Effective Date” means the date on which the Scheme becomes effective in accordance with Clause 7 of the Scheme, expected to be 25 October 2005.

“New WPP” means WPP 2005 plc a public limited company incorporated in England and Wales with registered number 5537577, which conditional on the Scheme becoming effective will be renamed WPP Group plc.

“Old WPP” WPP Group plc a public limited company incorporated in England and Wales with registered number 01003653, which conditional on the Scheme becoming effective will be renamed WPP 2005 plc.

“Scheme” means the scheme of arrangement set out in part 4 of the circular to shareholders relating to the recommended proposals for the introduction of a new parent company by means of a scheme of arrangement under section 425 of the Companies Act 1985 or with or subject to any modification, addition or condition approved or imposed by the High Court of Justice in England and Wales.